HOOPOE CAPITAL MARKETS, LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934
and Report of Independent Registered Public Accounting Firm
For the period December 20, 2018 (Date Of Registration) through December 31, 2019

(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70107

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **12/20/2018**   AND ENDING   **12/31/2019**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hoopoe Capital Markets, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

54 Warren Street

(No. and Street)

Boston	**MA**	**02119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohammad Kaleem   **617-318-9244**

                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

    Withum Smith + Brown, PC

(Name - if individual, state last, first, middle name)

155 Seaport Blvd, F3	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mohammad Kaleem, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hoopoe Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mohd Kal
Signature

Executive Representative
Title

Subscribed and sworn
to before me
this 27 day of February 2020

SWright
Notary Public

Samantha Loretta Wright
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
May 8, 2026

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOOPOE CAPITAL MARKETS, LLC
TABLE OF CONTENTS
FOR THE PERIOD DECEMBER 20, 2018 (DATE OF REGISTRATION) THROUGH
DECEMBER 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Hoopoe Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hoopoe Capital Markets, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

February 27, 2020

WithumSmith+Brown, PC   155 Seaport Boulevard, Boston, Massachusetts 02210-2698   **T** (617) 227 3333   **F** (617) 227 5430   **withum.com**

1

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HOOPOE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash and cash equivalents	$101,094
Clearing deposit	50,000
Prepaid expenses	2,660
Total assets	$ 153,754

Liabilities and Member's Equity Liabilities

Liabilities

Deferred revenue	$ 2,822
Member's equity	150,932
Total liabilities and member's equity	$ 153,754

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hoopoe Capital Markets, LLC (the "Company") is a Delaware Limited Liability Company formed on March 14, 2018, and was approved by the Securities and Exchange Commission ("SEC") on December 20, 2018 (date of registration) for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the SEC. The Company also represents corporate and private clients in a broad range of transactions, including; private placement; as a broker retailing corporate equity and debt securities, U.S. government securities, municipal securities including 529 plans, non-traded real estate investment trusts (REITs), mutual funds; and as a broker selling variable life insurance or annuities. The Company transacts its business with customers located in Massachusetts, New Jersey, New York, Pennsylvania and Texas. The Company as a non-clearing broker does not handle any customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents consisting primarily of an interest-bearing checking account.

The Company maintains a cash bank deposit account with a financial institution in Massachusetts. At December 31, 2019, the Company's cash did not exceed the Federal Deposit Insurance Corporation ("FDIC") limit, up to $250,000.

RECEIVABLES FROM CUSTOMER CONTRACTS, AND CLEARING DEPOSIT

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2019, with respect to its accounts receivable.

No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts. At December 20, 2018 (date of registration), the Company has a balance of $0 of receivables from customer contracts. At December 31, 2019, the Company has a balance of $0 of receivables from customer contracts. At December 31, 2019, the Company has a $50,000 cash deposit with their clearing broker in connection with their clearing agreement.

HOOPOE CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

REVENUE RECOGNITION

During the period December 20, 2018 (date of registration) through December 31, 2019, the Company had sources of revenue from commission income, private offerings, placement of regulation D private placements, and other income.

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation; and (e) recognize revenue when the performance obligation is satisfied. In determining the transaction price, an entity may include variable considerations only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

COMMISSIONS REVENUE

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

PRIVATE PLACEMENT REVENUE

The Company privately places securities for business entities that want to raise funds through a sale of securities. Revenues are earned from private placement fees arising from these securities offerings. Revenue is generally recognized on the date the clients' funds reach the issuer. However, there may be - on occasion - significant obligations which the Company needs to complete subsequent to the date that the clients' funds reach the issuer. Therefore, significant judgment is required as to whether not the revenue is recognized upon the receipt of clients' funds by the issuer.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events. If the revenue, in our judgment, does not meet the criteria for inclusion in income, then the revenue would be recorded as deferred revenue.

The Company had no contract assets at December 20, 2018 (date of registration) and December 31, 2019. The company had deferred revenue of $0 and $2,822 at December 20, 2018 (date of registration) and December 31, 2019, respectively.

INCOME TAXES

The Company is a single member limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the member. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

At December 31, 2019, management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

NOTE 3 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

NOTE 4 - MAJOR CUSTOMER INFORMATION

Revenues generated from commissions are derived from transactions done on behalf of individual customers. The Company does not have a significant concentration of revenues generated from a single account.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule(Rule 15c- 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, as defined. At December 31, 2019 the Company had net capital of $148,272 which was $143,272 in excess of its minimum net capital of $5,000.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. As of December 31, 2019, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

HOOPOE CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 - CLEARING ARRANGEMENTS

The Company entered into a clearing agreement with RBC Capital Markets LLC ("Clearing Broker") on December 14, 2018 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company was required to maintain a deposit of $50,000 with the Clearing Broker.

NOTE 8 - RELATED PARTY

The Company maintains an expense sharing agreement with Hoopoe Advisors (HA) pursuant to SEC rule 17a-3 and 17a-4. Pursuant to the agreement the Company is not obligated to pay its affiliate for services described in the expense sharing agreement paid by its affiliate. As per the agreement, HA maintains a schedule of these expenses as per the requirements of the SEC and FINRA. The Company's expense sharing agreement includes services for utilities, telephone services, internet services and typical office facilities expense. For the period ended December 31, 2019 there were $9,027 of such expenses allocated to the Company. For the period ended December 31, 2019 there were no expenses paid to related parties.

NOTE 9 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through   February 27, 2020   . There were no subsequent events that required recognition or disclosure.